UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

SciPlay Corporation

(Name of the Issuer)

SciPlay Corporation

Light & Wonder, Inc.

Bern Merger Sub, Inc.

LNW Social Holding Company I, LLC

LNW Social Holding Company II, LLC

Light and Wonder International, Inc.

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

809087109

(CUSIP Number of Class of Securities)

Joshua J. Wilson SciPlay Corporation 6601 Bermuda Road Las Vegas, Nevada 89119 (702) 897-7150

Matthew R. Wilson

Light & Wonder, Inc.

Bern Merger Sub, Inc.

LNW Social Holding Company I, LLC

LNW Social Holding Company II, LLC

Light and Wonder International, Inc.

6601 Bermuda Road

Las Vegas, Nevada 89119

(702) 897-7150

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Audra D. Cohen Melissa Sawyer Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004	Robert I. Townsend, III Jin-Kyu Baek Cravath, Swaine & Moore LLP 825 8th Avenue New York, NY 10019

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Exchange Act”).

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Exchange Act, by (a) SciPlay Corporation, a Nevada corporation (the “Company”), the issuer of the shares of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), and Class B common stock, par value $0.001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), that are the subject of the Rule 13e-3 transaction; (b) Light & Wonder, Inc., a Nevada corporation (“Parent”); (c) Bern Merger Sub, Inc., a Nevada corporation (“Merger Sub”); (d) LNW Social Holding Company I, LLC, a Nevada limited liability company (the “Principal Stockholder”); (e) LNW Social Holding Company II, LLC, a Nevada limited liability company; and (f) Light and Wonder International, Inc., a Delaware corporation. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of August 8, 2023 (as amended or otherwise modified in accordance with its terms, the “Merger Agreement”), by and among Parent, Merger Sub and the Company. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving corporation (the “Surviving Corporation”).

Upon consummation of the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the laws of the State of Nevada, each share of Class A Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) shares of Class A Common Stock held by the Company as treasury stock immediately prior to the Effective Time, (ii) shares of Class B Common Stock issued and outstanding immediately prior to the Effective Time and (iii) Class A Common Stock held by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent as of immediately prior to the Effective Time not held on behalf of third parties) will be converted into the right to receive $22.95 in cash, without interest (the “Merger Consideration”). Each share of Class B Common Stock issued and outstanding immediately prior to the Effective Time will remain in existence following the Effective Time as a share of Class B common stock, par value $0.001 per share, of the Surviving Corporation. In accordance with Section (F) of Article VI of the Amended and Restated Articles of Incorporation of the Company and Section 11.01 of the Amended and Restated Operating Agreement of SciPlay Parent Company, LLC, a Nevada limited liability company (“SciPlay Parent LLC”), dated as of May 2, 2019 (as amended, restated or otherwise modified from time to time, the “SciPlay Parent LLC Agreement”), each holder of a unit of member’s interest in SciPlay Parent LLC that is authorized and issued under the SciPlay Parent LLC Agreement and that constitutes a “Common Unit” as defined in the SciPlay Parent LLC Agreement (such unit of member’s interest, a “Common Unit”), that is issued and outstanding immediately prior to the Effective Time will be entitled, upon the election of such holder exercisable no later than 10 business days after the Effective Time, to exchange each such Common Unit for the Merger Consideration that is payable with respect to one share of Class A Common Stock under the Merger Agreement. As part of the Written Consent (as defined below) executed and delivered by the Principal Stockholder on August 8, 2023, the Principal Stockholder, which on such date beneficially owned all of the issued and outstanding Common Units not owned by the Company, waived any entitlement it has as a holder of Common Units to receive the Merger Consideration that is payable under the Merger Agreement with respect to each Common Unit that it holds immediately prior to the Effective Time. Pursuant to the Merger Agreement, the Company also waived any entitlement it has as a holder of Common Units to receive the Merger Consideration that is payable under the Merger Agreement with respect to each Common Unit that it holds immediately prior to the Effective Time. Treatment of outstanding equity plan awards under the Company’s equity incentive plans and award agreements is described in greater detail in the Information Statement (as defined below) under “The Special Factors—Interests of Our Directors and Executive Officers in the Merger” and “The Merger Agreement—Consideration to be Received in the Merger.” Further, following completion of the Merger, the Class A Common Stock will be delisted from the Nasdaq Global Select Market and deregistered under the Exchange Act.

The board of directors of the Company (the “Board”) (acting, at least in part, based upon the receipt of the unanimous recommendation of a special committee of the Board, comprised solely of independent and disinterested directors (the “Special Committee”)) has (i) determined that the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement (the “Transactions”) are advisable and fair to, and in the best interests of, the Company and the holders of Common Stock (the “Stockholders”) (other than Parent and its subsidiaries), (ii) adopted and approved, pursuant to Nevada Revised Statutes (“NRS”) 92A.120, and declared advisable the Merger Agreement, the Merger and the other Transactions, (iii) directed the submission of the Merger Agreement to the Stockholders for approval and (iv) recommended that the Stockholders vote in favor of the approval of the Merger Agreement, the Merger and the other Transactions. Ms. Antonia Korsanos, who serves as Chair of the Board and who also serves as Executive Vice Chair of the board of directors of Parent and Ms. Constance P. James, who at the time served as a member of the Board and who was also the Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary of Parent, recused themselves from the deliberations and vote of the Board regarding the Merger Agreement, the Merger and the other Transactions.

Concurrently with the filing of this Transaction Statement, the Company is filing an information statement (the “Information Statement”) under Section 14(c) of the Exchange Act. A copy of the Information Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Information Statement. The approval of the Merger Agreement, the Merger and the other Transactions required the affirmative vote (at a meeting or by written consent) of a majority of the voting power of the Stockholders, with holders of Class A Common Stock and holders of Class B Common Stock voting together as a single class (the “Required Stockholder Approval”). Following the execution of the Merger Agreement, Parent caused the Principal Stockholder, which on such date beneficially owned all of the issued and outstanding shares of Class B Common Stock, representing a majority of the outstanding voting power of the issued and outstanding shares of Common Stock, to execute and deliver to the Company an irrevocable written consent approving the Merger Agreement, the Merger and the other Transactions (the “Written Consent”), thereby providing the Required Stockholder Approval for the Merger.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Information Statement is in preliminary form and is subject to completion.

All information contained in this Transaction Statement concerning any of the filing persons has been provided by such filing person and no filing person has produced any disclosure with respect to any other filing persons.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Name and Address. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“The Parties to the Merger Agreement”

(b) Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“Market Information, Dividends and Certain Transactions in the Class A Common Stock”

(c) Trading Market and Price. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Class A Common Stock”

(d) Dividends. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Class A Common Stock”

(e) Prior Public Offerings. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Market Information, Dividends and Certain Transactions in the Class A Common Stock”

(f) Prior Stock Purchases. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Class A Common Stock”

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS

(a)–(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Parties to the Merger Agreement”

“Directors, Executive Officers and Controlling Persons of the Company”

“Where You Can Find More Information”

ITEM 4. TERMS OF THE TRANSACTION

(a)(1) Material Terms – Tender Offers. Not applicable.

(a)(2) Material Terms – Merger or Similar Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger; Recommendation of the Board”

“The Special Factors – Required Stockholder Approval for the Merger”

“The Special Factors – Opinion and Materials of Lazard”

“The Special Factors – Certain Company Financial Forecasts”

“The Special Factors – Opinion and Materials of Macquarie Capital”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the LNW Entities in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the LNW Entities in Connection with the Merger”

“The Special Factors – Accounting Treatment”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Special Factors – Delisting and Deregistration of Class A Common Stock”

“The Special Factors – Material United States Federal Income Tax Consequences of the Merger”

“The Merger Agreement”

“Annex A: Merger Agreement”

“Annex B: Lazard Opinion”

“Annex C: Macquarie Capital Opinion”

“Annex D: Written Consent”

(c) Different Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

(d) Appraisal Rights. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary – No Dissenter’s Rights”

“Questions and Answers about the Merger”

“No Dissenter’s Rights”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“No Dissenter’s Rights”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger; Recommendation of the Board”

“Provisions for Unaffiliated Stockholders”

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Class A Common Stock”

“Transactions Between the Company and the LNW Entities”

(b)–(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger; Recommendation of the Board”

“The Special Factors – Required Stockholder Approval for the Merger”

“The Special Factors – Financing”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the LNW Entities in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the LNW Entities in Connection with the Merger”

“The Special Factors – Delisting and Deregistration of Class A Common Stock”

“The Special Factors – Fees and Expenses”

“The Merger Agreement – Form of Merger”

“The Merger Agreement – Consummation and Effectiveness of the Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

“The Merger Agreement – Written Consent; Merger Sub Shareholder Consent”

“Market Information, Dividends and Certain Transactions in the Class A Common Stock”

“Annex A: Merger Agreement”

“Annex D: Written Consent”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger; Recommendation of the Board”

“The Special Factors – Required Stockholder Approval for the Merger”

“The Special Factors – Financing”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the LNW Entities in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the LNW Entities in Connection with the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Special Factors – Delisting and Deregistration of Class A Common Stock”

“The Special Factors – Fees and Expenses”

“The Merger Agreement – Form of Merger”

“The Merger Agreement – Consummation and Effectiveness of the Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

“The Merger Agreement – Written Consent; Merger Sub Shareholder Consent”

“The Merger Agreement – Other Covenants and Agreements”

“Market Information, Dividends and Certain Transactions in the Class A Common Stock”

“Transactions between the Company and the LNW Entities”

“Annex A: Merger Agreement”

“Annex D: Written Consent”

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Use of Securities Acquired. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Delisting and Deregistration of Class A Common Stock”

“The Special Factors – Plans for the Company After the Merger”

“The Merger Agreement – Form of Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

(c)(1)–(8) Plans. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger; Recommendation of the Board”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the LNW Entities in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the LNW Entities in Connection with the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Special Factors – Delisting and Deregistration of Class A Common Stock”

“The Special Factors – Plans for the Company After the Merger”

“The Special Factors – Fees and Expenses”

“The Merger Agreement”

“Annex A: Merger Agreement”

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger; Recommendation of the Board”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the LNW Entities in Connection with the Merger”

“The Special Factors – Plans for the Company After the Merger”

(b) Alternatives. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger; Recommendation of the Board”

“The Special Factors – Opinion and Materials of Lazard”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Alternatives to the Merger”

(c) Reasons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger; Recommendation of the Board”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the LNW Entities in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the LNW Entities in Connection with the Merger”

(d) Effects. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger; Recommendation of the Board”

“The Special Factors – Financing”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the LNW Entities in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the LNW Entities in Connection with the Merger”

“The Special Factors – Accounting Treatment”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Special Factors – Delisting and Deregistration of Class A Common Stock”

“The Special Factors – Plans for the Company After the Merger”

“The Special Factors – Fees and Expenses”

“The Special Factors – Material United States Federal Income Tax Consequences of the Merger”

“The Merger Agreement – Form of Merger”

“The Merger Agreement – Consummation and Effectiveness of the Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

“The Merger Agreement – Charter; Bylaws”

“The Merger Agreement – Directors’ and Officers’ Indemnification and Insurance”

“The Merger Agreement – Continuing Employee Matters”

“No Dissenter’s Rights”

“Annex A: Merger Agreement”

ITEM 8. FAIRNESS OF THE TRANSACTION

(a)–(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger; Recommendation of the Board”

“The Special Factors – Opinion and Materials of Lazard”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the LNW Entities in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the LNW Entities in Connection with the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“Annex B: Lazard Opinion”

The confidential discussion materials prepared by Lazard Frères & Co. LLC (“Lazard”) and provided to the Special Committee, dated June 12, 2023, July 12, 2023, July 19, 2023, July 26, 2023 and August 7, 2023, are attached hereto as Exhibits (c)(3) through and including (c)(7) and, in each case, is incorporated by reference herein.

(c) Approval of Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger; Recommendation of the Board”

“The Special Factors – Required Stockholder Approval for the Merger”

“The Merger Agreement – Written Consent; Merger Sub Shareholder Consent”

“Annex A: Merger Agreement”

“Annex D: Written Consent”

(d) Unaffiliated Representative. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger; Recommendation of the Board”

“The Special Factors – Opinion and Materials of Lazard”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the LNW Entities in Connection with the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“Annex B: Lazard Opinion”

(e) Approval of Directors. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger; Recommendation of the Board”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the LNW Entities in Connection with the Merger”

(f) Other Offers. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger; Recommendation of the Board”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the LNW Entities in Connection with the Merger”

“The Merger Agreement – No Solicitation”

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)–(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger; Recommendation of the Board”

“The Special Factors – Opinion and Materials of Lazard”

“The Special Factors – Opinion and Materials of Macquarie Capital”

“The Special Factors – Certain Company Financial Forecasts”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the LNW Entities in Connection with the Merger”

“Annex B: Lazard Opinion”

“Annex C: Macquarie Capital Opinion”

The confidential discussion materials prepared by Lazard and provided to the Special Committee, dated June 12, 2023, July 12, 2023, July 19, 2023, July 26, 2023 and August 7, 2023, are attached hereto as Exhibits (c)(3) through and including (c)(7) and, in each case, is incorporated by reference herein.

The confidential discussion materials prepared by Macquarie Capital (USA) Inc. and provided to the Board of Directors of Parent, dated May 17, 2023, August 3, 2023 and August 7, 2023, are attached hereto as Exhibits (c)(8) through and including (c)(10) and, in each case, is incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 are filed herewith or incorporated by reference herein and will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Class A Common Stock or representative who has been designated in writing, and copies may be obtained by requesting them in writing from the Company at the email address provided under the caption “Where You Can Find More Information” in the Information Statement, which is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)–(b) Source of Funds; Conditions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Financing”

“The Special Factors – Position of the LNW Entities in Connection with the Merger”

“The Merger Agreement – Consummation and Effectiveness of the Merger”

“Annex A: Merger Agreement”

(c) Expenses. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“The Special Factors – Fees and Expenses”

(d) Borrowed Funds. Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Directors, Executive Officers and Controlling Persons of the Company”

“Security Ownership”

(b) Securities Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“The Special Factors – Background of the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Market Information, Dividends and Certain Transactions in the Class A Common Stock”

“Annex A: Merger Agreement”

ITEM 12. THE SOLICITATION OR RECOMMENDATION

(d)            Intent to Tender or Vote in a Going-Private Transaction. Not applicable.

(e)            Recommendations of Others. Not applicable.

ITEM 13. FINANCIAL STATEMENTS

(a) Financial Statements. The audited financial statements set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, originally filed on March 1, 2023 (see pages 58 to 86 therein), the unaudited consolidated statements of income, consolidated statements of comprehensive income, condensed consolidated balance sheets, consolidated statements of changes in stockholders’ equity and condensed consolidated statements of cash flows set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, originally filed on May 9, 2023 (see pages 6 to 19 therein), and the unaudited consolidated statements of income, consolidated statements of comprehensive income, condensed consolidated balance sheets, consolidated statements of changes in stockholders’ equity and condensed consolidated statements of cash flows set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, originally filed on August 8, 2023 (see pages 6 to 19 therein), are incorporated by reference herein. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Class A Common Stock”

“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations. Not applicable.

(b) Employees and Corporate Assets. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Special Committee; Reasons for the Merger; Recommendation of the Board”

“The Special Factors – Opinion and Materials of Lazard”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Special Factors – Fees and Expenses”

ITEM 15. ADDITIONAL INFORMATION

(b) Golden Parachute Compensation. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Merger Agreement—Consideration to be Received in the Merger”

(c) Other Material Information. The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

Exhibit No.	Description

(a)(1)	Preliminary Information Statement of SciPlay Corporation, incorporated herein by reference to the Information Statement.

(a)(2)	Joint Press Release of SciPlay Corporation and Light & Wonder, Inc., dated August 8, 2023, incorporated herein by reference to Exhibit 99.1 to SciPlay Corporation’s Form 8-K filed with the Securities and Exchange Commission on August 8, 2023.

(c)(1)	Opinion of Lazard Frères & Co. LLC to the Special Committee of the Board of Directors of SciPlay Corporation, dated August 8, 2023, incorporated herein by reference to Annex B to the Information Statement.

(c)(2)	Opinion of Macquarie Capital (USA) Inc. to the Board of Directors of Light & Wonder, Inc., dated August 7, 2023, incorporated herein by reference to Annex C to the Information Statement.

(c)(3)*	Discussion materials prepared by Lazard Frères & Co. LLC, dated June 12, 2023, for the Special Committee of the Board of Directors of SciPlay Corporation.

(c)(4)*	Discussion materials prepared by Lazard Frères & Co. LLC, dated July 12, 2023, for the Special Committee of the Board of Directors of SciPlay Corporation.

(c)(5)*	Discussion materials prepared by Lazard Frères & Co. LLC, dated July 19, 2023, for the Special Committee of the Board of Directors of SciPlay Corporation.

(c)(6)*	Discussion materials prepared by Lazard Frères & Co. LLC, dated July 26, 2023, for the Special Committee of the Board of Directors of SciPlay Corporation.

(c)(7)*	Discussion materials prepared by Lazard Frères & Co. LLC, dated August 7, 2023, for the Special Committee of the Board of Directors of SciPlay Corporation.

(c)(8)*	Discussion materials prepared by Macquarie Capital (USA) Inc., dated May 17, 2023, for the Board of Directors of Light & Wonder, Inc.

(c)(9)*	Discussion materials prepared by Macquarie Capital (USA) Inc., dated August 3, 2023, for the Board of Directors of Light & Wonder, Inc.

(c)(10)*	Discussion materials prepared by Macquarie Capital (USA) Inc., dated August 7, 2023, for the Board of Directors of Light & Wonder, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of August 8, 2023, by and among Light & Wonder, Inc., Bern Merger Sub, Inc. and SciPlay Corporation, incorporated herein by reference to Annex A to the Information Statement.

(d)(2)	Amended and Restated Operating Agreement of SciPlay Parent Company, LLC, dated May 2, 2019, by and among SciPlay Parent Company, LLC, SciPlay Corporation and its Members (as defined therein), incorporated by reference to Exhibit 10.1 to SciPlay Corporation’s Current Report on Form 8-K filed on May 8, 2019.

(d)(3)	Registration Rights Agreement, dated as of May 7, 2019, by and among SciPlay Corporation, SG Social Holding Company I, LLC (as predecessor to LNW Social Holding Company I, LLC) and such other persons from time to time party thereto, incorporated by reference to Exhibit 10.3 to SciPlay Corporation’s Current Report on Form 8-K filed on May 8, 2019.

(d)(4)	Tax Receivable Agreement, dated as of May 7, 2019, by and among SciPlay Corporation, SciPlay Parent Company, LLC and each of the Members (as defined therein) from time to time party thereto, incorporated by reference to Exhibit 10.2 to SciPlay Corporation’s Current Report on Form 8-K filed on May 8, 2019.

(d)(5)	License Agreement, dated as of May 7, 2019, by and between Bally Gaming, Inc. (as predecessor to LNW Gaming, Inc.) and SG Social Holding Company I, LLC (as predecessor to LNW Social Holding Company I, LLC), incorporated by reference to Exhibit 10.4 to SciPlay Corporation’s Current Report on Form 8-K filed on May 8, 2019.

(d)(6)	Assignment Agreement, dated as of May 7, 2019, by and between SG Social Holding Company I, LLC (as predecessor to LNW Social Holding Company I, LLC) and SciPlay Holding Company, LLC (as predecessor to SciPlay Games, LLC), incorporated by reference to Exhibit 10.5 to SciPlay Corporation’s Current Report on Form 8-K filed on May 8, 2019.

(d)(7)	First Amendment to IP License Agreement, dated as of May 6, 2022, by and between SciPlay Games, LLC and SG Gaming, Inc. (as predecessor to LNW Gaming, Inc.), incorporated by reference to Exhibit 10.1 to SciPlay Corporation’s Current Report on Form 8-K filed on May 10, 2022.

(d)(8)	Services Agreement, dated as of May 7, 2019, by and among Scientific Games Corporation (as predecessor to Light & Wonder, Inc.), Scientific Games International, Inc. (as predecessor to Light and Wonder International, Inc.), Bally Gaming, Inc. (as predecessor to LNW Gaming, Inc.) and SciPlay Holding Company, LLC (as predecessor to SciPlay Games, LLC), incorporated by reference to Exhibit 10.6 to SciPlay Corporation’s Current Report on Form 8-K filed on May 8, 2019.

107*	Filing Fee Table

* To be filed herewith

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 11, 2023.

SCIPLAY CORPORATION

By:	/s/ Daniel O’Quinn
Name:	Daniel O’Quinn
Title:	Interim Chief Financial Officer and Secretary

LIGHT & WONDER, INC.

By:	/s/ James Sottile
Name:	James Sottile
Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary

BERN MERGER SUB, INC.

By:	/s/ James Sottile
Name:	James Sottile
Title:	President, Treasurer and Secretary

LNW SOCIAL HOLDING COMPANY I, LLC

By:	LNW Social Holding Company II, LLC,
its sole member

By:	Light and Wonder International,Inc.,
its sole member

By:	/s/ James Sottile
Name:	James Sottile
Title:	Secretary

LNW SOCIAL HOLDING COMPANY II, LLC

By:	Light and Wonder International,Inc.,
its sole member

By:	/s/ James Sottile
Name:	James Sottile
Title:	Treasurer and Secretary

LIGHT AND WONDER INTERNATIONAL, INC.

By:	/s/ James Sottile
Name:	James Sottile
Title:	Treasurer and Secretary